Exhibit 99.1

FOR IMMEDIATE RELEASE

HLS Systems International Reports Unaudited Fiscal 2009 First Quarter Financial Results

 Conference call scheduled for 8:00 AM ET tomorrow

Financial Highlights

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Revenues increased 27% to $37.3 million, up from $29.4 million for the same period of the prior year

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Gross margins improved to 35.1%, from 33.7% for the same period of the prior year

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FY 2009 first quarter net income was $6.1 million, or $0.14 per diluted share

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Net cash generated from operating activities amounted to $7.7 million for the period

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Cash and cash equivalents at September 30, 2008 was $77.1 million and working capital was $144.8 million

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Backlog at September 30, 2008 up 12.4% to $200.7 million from $178.5 million at June 30, 2008

Update on Annual Guidance (based on current backlog and expected new business)

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Company reiterates FY 2009 revenues expected to range between $150 million and $165 million; FY 2009 gross margins expected to range between 30% and 35%.

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Company reiterates $32 million incentive share earnings target for the calendar year ending December 31, 2008 (based on comprehensive income and excludes stock compensation expenses). For the calendar nine months period, comprehensive income was $21.6 million.

Beijing, China – December 4, 2008 – HLS Systems International, Ltd.  (NASDAQ: HOLI) (“HLS” or the “Company”), the leading domestic provider of automation control systems to the People’s Republic of China’s (PRC) nuclear, rail and industrial markets, today announced unaudited financial results for its fiscal first quarter ended September 30, 2008 (see attached tables).

Dr. Changli Wang, HLS’ Chief Executive Officer, stated, “We were pleased with our first quarter results, and remain confident in our future prospects.  During the first quarter of fiscal 2009, we increased our revenues, improved gross margins, and generated operating cash flow of $7.7 million.   In our industrial segment, we achieved 12.8% growth in revenue during the quarter as compared to the same period of prior year, and with our contracts increasing in average size and length.  We are commencing work under the high-speed rail contracts announced earlier this year and will report increases in revenue as these contracts continue to ramp up.  We expect that as we continue to successfully execute under previously signed rail and subway contracts, HLS will be awarded larger, higher margin contracts.  In our nuclear segment, we generated $2.7 million in revenue this quarter and continue to work with our JV partner, China Guangdong Nuclear Power Group, on the implementation of plant control systems for the Hongyanhe nuclear plant in Liaoning province.  We continue to believe that HLS is in the right place with a strong position to grow in each of the industries it serves.”

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December 4, 2008

Dr. Wang continued, “In addition to the growth we reported in our business, we believe that there is an important macro-economic factor that we expect will positively benefit HLS.  While it is still too early to judge, we expect that the recent announcement by the PRC of a RMB 4 Trillion stimulus plan will be favorable to our Company.  It is believed that China has to grow its GDP in excess of its labor supply to maintain a stable economy.  With the export markets weakening, we believe that additional government resources will be allocated towards expanding China’s infrastructure, especially in the rail segment.  Our target markets are expected to be beneficially affected by this expected government investment, and we are prepared and well-positioned to take advantage of this opportunity.”

Fiscal 2009 First Quarter Financial Results Review

Herriet Qu, HLS’ Interim CFO, stated, “In the past, the Company has filed reports under Form 6K with discussion of the financial results for quarterly and YTD periods.  We have decided to include additional details in our quarterly earnings release, including summarized cash flow information.  We also plan to accelerate the public filing of our quarterly financial results in the future.”

For the three months ended September 30, 2008, total revenues increased 27% to $37.3 million, up from $29.4 million in the comparable prior fiscal year period.  Of the total revenues, revenue from integrated contracts increased 28.6% to $36.0 million, from $28.0 million for the same period of the prior year.  The Company’s integrated contract revenue by segment was as follows:

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$23.2 million related to Industrial Automation & Control;

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$5.1 million related to System Integration projects for Subway;

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$4.7 million related to Rail Signaling and Control projects;

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$2.7 million related to Nuclear Plant Control projects; and

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$0.3 million related to miscellaneous contracts.

Product sales, which represent sales of spare parts (either self-made or purchased from vendors) to customers for maintenance and replacement purposes, decreased slightly to $1.3 million for the fiscal 2009 first quarter, versus $1.4 million in the same period of the prior year.

For the three months ended September 30, 2008, total cost of revenues was $24.2 million, compared to $19.5 million for the same period of the prior year.  The cost of integrated contracts increased to $23.4 million for the three months ended September 30, 2008, compared to $19.0 million for the same period of the prior year, which was in line with the increase in revenues from integrated contracts.

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December 4, 2008

Cost components of integrated contracts are determined and varied according to requirements of different customers.  The following are changes in costs as a percentage of revenues from integrated contracts:

	Three months ended September 30,
	2008	2007
Labor Costs	6.1%	5.0%
Cost of equipment and materials	45.9%	47.3%
Other manufacturing expenses	13.1%	15.7%

The gross margin for integrated contracts was 34.9% for the three months ended September 30, 2008, compared to 32.0% for the same period of the prior year, largely due to continued margin expansion in the Company’s industrial business segment.  As a percentage of total revenues, overall gross margin improved to 35.1% for the three months ended September 30, 2008, from 33.7% for the prior fiscal year period.

For the three months ended September 30, 2008, selling expenses were $2.8 million, an increase of $0.5 million, or 22.5%, compared to $2.3 million for the same period of the prior year.  As a percentage to total revenues, selling expenses were 7.4% and 7.7% for the three months ended September 30, 2008 and 2007, respectively.  General and administrative (“G&A”) expenses amounted to $2.3 million for the three months ended September 30, 2008, a decrease of $11.8 million, compared to $14.1 million for the same period of the prior year.  G&A expenses for the period ended September 30, 2007 included $12.75 million in stock compensation expense on earn-out shares as a result of the stock purchase agreement under the redomestication merger.  Excluding the stock compensation cost, G&A expenses were $2.3 million and $1.4 million for the three months ended September 30, 2008 and 2007, respectively, and accounted for 6.2% and 4.8% as a percentage to total revenues for those periods. The increase in G&A expenses resulted mainly from increases in staff salaries and professional services fees.

Research and development (“R&D”) expenses were presented at a net basis on the statement of income as $0.8 million and $0.2 million for the three months ended September 30, 2008 and 2007, respectively. Gross R&D expenses amounted to $1.2 million and $0.6 million for the three months ended September 30, 2008 and 2007, respectively.  The gross R&D expenses were offset against subsidy income from the PRC government of $0.4 million for both the three months ended September 30, 2008 and 2007, respectively.  As a percentage of total revenues, gross R&D expenses were 3.1% and 2.2% for the three months ended September 30, 2008 and 2007, respectively.

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December 4, 2008

For the three months ended September 30, 2008, net interest expense decreased to $0.3 million, from $3.4 million for the same period of the prior year, as a result of interest and amortization of discount on notes payable of $3.1 million incurred in the 2007 period.

Gross subsidy income received from the government for the three months ended September 30, 2008 was $1.6 million, an increase of 23%, compared to $1.3 million for the three months ended September 30, 2007.  Proceeds from subsidies used to offset gross research and development expenses amounted to $0.4 million for both the three months ended September 30, 2008 and 2007, respectively. The net amount of subsidy income was $1.2 million and $0.9 million for the three months ended September 30, 2008 and 2007, respectively, which was presented on the statement of income.

For the three months ended September 30, 2008, net income was $6.1 million, or $0.14 per diluted share based on 43.9 million shares outstanding, an increase of $16.5 million compared to a net loss of $10.4 million, or $0.43 per diluted share based on 24.4 million shares outstanding for the same period of the prior year. Excluding the interest and amortization of discount on notes payable of $3.1 million and the stock compensation cost of $12.75 million incurred for the three months ended September 30, 2007, the increase in net income was approximately $0.7 million, primarily the result of the increase in gross profit.

Backlog Highlights

HLS’ backlog as of September 30, 2008 amounted to $200.7 million, representing an increase of 12.4%, compared to $178.5 million as of June 30, 2008.  Backlog also increased 78.8% as compared to $112.3 million as of September 30, 2007.  The current breakdown for the backlog by segment is:

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$65.0 million related to Industrial Automation & Control, with an average turn time of 8 to 10 months;

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$65.9 million related to System Integration projects for Subway, with an average turn time of 2.5 to 3 years;

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$63.2 million related to Rail Signaling and Control projects, with an average turn time of 1.5 years; and

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$6.6 million related to Nuclear and other miscellaneous contracts.

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December 4, 2008

Cash Flow Highlights

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the three months ended September 30, 2007 and 2008:

Cash Flow Item	Three months ended September 30,
	2008	2007
Net cash provided by (used in) operating activities	7,713,043	(3,571,791)
Net cash used in investing activities	(793,549)	(639,190)
Net cash provided by (used in) financing activities	4,395,926	7,551,585
Effect of foreign exchange rate changes	1,492,269	1,072,459
Net increase in cash and cash equivalents	12,807,689	4,413,063
Cash and cash equivalents, beginning of period	64,250,558	11,668,761
Cash and cash equivalents, end of period	77,058,247	16,081,824

The net cash inflow for the three months ended September 30, 2008 was $12.8 million, compared to $4.4 million for the same period of the prior year.

Net cash provided by operating activities was $7.7 million, compared to net cash used in operating activities of $3.6 million for the same period in prior year, primarily due to the net income for the period of $6.1 million.

Net cash used in investing activities was $0.8 million, compared to $0.6 million for the same period in prior year, mainly due to cash outflow of $2.4 million to purchase fixed assets, offset with the proceeds received from disposal of a long term investment of $2 million.

Net cash provided by financing activities for the three months ended September 30, 2008 was $4.4 million, compared to $7.6 million for the same period in prior year.  This consisted of the cash proceeds from short term bank loans of $5.9 million, offset with repayments to short term bank loans of $1.5 million.

Balance Sheet Highlights

As of September 30, 2008, HLS’ cash and cash equivalents were $77.1 million, compared to $64.3 million at June 30, 2008, with working capital of $144.8 million versus $143.3 million, and with a current ratio of 2.7:1.  Accounts receivable increased to $105.9 million from $103.0 million, however, day sales outstanding (“DSO”) declined to 259 days from over 300 days.  The Company believes that the overall quality of its receivables is strong, as a large percentage of receivables are from contracts with government bodies and major listed groups.  HLS is continuing to work on reducing its DSO and expects the trend will continue to improve in coming quarters.

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December 4, 2008

Outlook for FY 2009

Dr. Wang concluded, “We feel confident in HLS’ financial position and ability to grow in this economy.  In light of this confidence, we are reiterating our annual estimate for FY 2009 of revenues between $150 million and $165 million and gross margins between 30% and 35%. In addition, we are also reiterating the $32 million incentive share earnings target for the calendar year ending December 31, 2008 (which is based on comprehensive income and excludes stock compensation expenses).  Through the first nine months of calendar 2008 we have reported approximately $21.6 million in comprehensive income.  We look forward to continued growth and are optimistic about HLS’ long-term plans and success.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 8:00 AM ET on Friday, December 5, 2008.  Interested parties may participate in the call by dialing (888) 787-0460 (U.S.) or (706) 679-3200 (International) approximately 10 minutes before the call is scheduled to begin and asking to be connected to the HLS Systems conference call.  In addition, the conference call will be broadcast live over the internet at

http://investor.shareholder.com/media/eventdetail.cfm?eventid=62370&CompanyID=HLS&e=1&mediaKey=8DD3979970F58831B44C9F0414C1FF38.

Participants are asked to go to the link at least 15 minutes early to register, download and install any necessary audio software.  The internet audio stream will be available for 30 days after the call.  A recorded replay of the call will also be available until 12:00 a.m. Eastern Time on December 12, 2008.  Listeners may dial 800-642-1687 (Domestic) or 706-645-9291 (International) and use the code 75226187 for the phone replay.

 About HLS Systems International

HLS Systems International, based in Beijing, China, with 1,700 employees, is the leading domestic provider of automation control systems to China’s surging nuclear, rail and industrial markets. HLS has developed a series of proprietary high quality, low cost control systems that meet or exceed international standards and is able to effectively compete against the world’s leading automation control companies.

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December 4, 2008

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of HLS’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

CONTACT INFORMATION
At the Company:	-OR-	Investor Relations Counsel:
Dr. Changli Wang		The Equity Group Inc.
(8610) 5898 1332		Adam Prior
(212) 836-9606
Jennifer Zhang		aprior@equityny.com
Investor Relations and Corporate Communications
(8610) 5898-1386
zhangqiuju@hollysys.com

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December 4, 2008

HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Three Months Ended September 30,
	2008	2007
Revenues
Integrated contract revenue	$35,958,388	$27,969,704
Products sales	1,346,162	1,405,539
Total revenues	37,304,550	29,375,243

Cost of integrated contracts	23,402,235	19,006,304
Cost of products sold	822,496	468,057
Gross profit	13,079,819	9,900,882

Operating expenses
Selling	2,765,365	2,258,132
General and administrative	2,309,739	14,150,801
Research and development	814,775	187,307
Total operating expenses	5,889,879	16,596,240

Income (loss) from operations	7,189,940	(6,695,358)

Other income (expense), net	207,755	106,847
Share of net gain (losses) of equity investees	(225,763)	132,561
Subsidy income	1,220,699	889,731
Interest expense, net	(332,683)	(3,393,580)
Income before income taxes	8,059,948	(8,959,799)

Income taxes expenses	783,272	641,691
Income before minority interest	7,276,676	(9,601,490)

Minority interest	1,176,416	820,100
Net income (loss)	$6,100,260	$(10,421,590)

Weighted average number of common shares	43,942,614	24,353,261
Weighted average number of diluted common shares	43,942,614	24,353,261
Basic earnings (loss) per share	$0.14	$(0.43)
Diluted earnings (loss) per share	$0.14	$(0.43)

Other comprehensive income:
Net income (loss)	$6,100,260	$(10,421,590)
Translation adjustments	1,442,923	1,033,764
Comprehensive income	$7,543,183	$(9,387,826)

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HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)
	September 30,	June 30,
	2008	2008
ASSETS
Current Assets
Cash and cash equivalents	$77,058,247	$64,250,558
Contract performance deposit in banks	6,129,886	4,426,023
Accounts receivable, net of allowance for doubtful accounts $6,170,192 and $5,842,365	105,917,358	103,048,783
Other receivables, net of allowance for doubtful accounts $222,264 and $247,710	3,644,268	3,471,107
Advances to suppliers	9,252,338	7,006,427
Amount due from related parties	5,435,589	4,560,882
Inventories, net of provision $596,446 and $490,911	23,265,280	24,666,453
Prepaid guarantee fee	348,420	270,501
Deferred tax assets	775,615	980,345
Assets held for sales	-	1,639,435
Total current assets	231,827,001	214,320,514

Property, plant and equipment, net	29,913,198	27,782,914
Long term investments	10,072,340	9,761,168
Long term deferred expenses	138,521	152,359
Deferred tax assets	700,405	717,140

Total assets	$272,651,465	$252,734,095

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	$8,836,654	$4,373,752
Current portion of long-term loans	7,363,879	2,186,876
Accounts payable	24,678,012	23,182,477
Deferred revenue	25,585,504	20,674,805
Accrued payroll and related expense	5,689,493	5,623,933
Income tax payable	1,250,189	1,625,546
Warranty liabilities	1,886,467	2,051,397
Other tax payables	6,787,926	5,908,370
Accrued liabilities	3,553,418	3,501,349
Amounts due to related parties	1,025,427	1,482,354
Deferred tax liabilities	323,191	417,913
Total current liabilities	86,980,160	71,028,772

Long-term bank loans	-	5,102,710
Long-term bonds payable	11,782,206	11,663,338

Total liabilities	98,762,366	87,794,820

Minority interest	19,007,624	17,645,377

Commitments and contingencies	-	-

Stockholder’s equity:
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 43,942,614 and 43,942,614 shares issued and outstanding	43,943	43,943
Additional paid-in capital	91,711,577	91,667,183
Appropriated earnings	11,676,276	11,676,276
Retained earnings	36,642,744	30,542,484
Cumulative translation adjustments	14,806,935	13,364,012
Total stockholder’s equity	154,881,475	147,293,898

Total liabilities, minority interests and stockholders' equity	$272,651,465	$252,734,095